390.4293
1700 Lincoln, Suite 4700, Denver, CO 80203 Phone: 303.837.1661 | FAX: 303.390.4293

August 17, 2021

VIA EDGAR AND OVERNIGHT COURIER

Craig Arakawa, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Whiting Petroleum Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 25, 2021

File No. 001-31899

Dear Mr. Arakawa:

Set forth below are responses of Whiting Petroleum Corporation (the “Company,” “we,” “us,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated August 3, 2021, with respect to the filing referenced above. For your convenience, the text of the Staff’s comments is set forth below in italicized text followed by our responses.  All references to page numbers and captions correspond to the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2020

Properties

Proved Undeveloped Reserves, page 42

1.	Please provide a narrative explanation of the material changes relating to each of the items you identify in your tabular reconciliation of the changes in your proved undeveloped reserves. To the extent that two or more unrelated factors are combined to arrive at the overall change for an item, your disclosure should separately identify and quantify each individual factor that contributed to the material change so that the change in net reserve quantities between periods is fully explained. The disclosure of revisions in the previous estimates of your proved undeveloped reserves in particular should identify the individual factors such as the changes caused by commodity prices and/or costs, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment.  In future filings, the Company will revise its narrative explanation of changes in proved undeveloped reserves as follows (added disclosure is denoted by underline; deleted disclosure is denoted by strikethrough):

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

August 17, 2021

Proved undeveloped reserves.  Our PUD reserves decreased 59% or 74.4 MMBOE on a net basis from December 31, 2019 to December 31, 2020.  The following table provides a reconciliation of our PUDs for the year ended December 31, 2020:

Total (MBOE)
PUD balance—December 31, 2019	126,572
Converted to proved developed through drilling	(14,269)
Added from extensions and discoveries	18,127
Sold	(585)
Revisions	(77,680)
PUD balance—December 31, 2020	52,165

Material changes in proved undeveloped reserves for the year ended December 31, 2020 included the following:

●	Converted to proved developed through drilling. During 2020, we incurred $64 million in capital expenditures, or $4.49 per BOE, to drill and TIL 14.3 MMBOE of PUD reserves. These expenditures primarily consisted of completion costs to TIL wells drilled in 2019.

●	Added from extensions and discoveries. ~~In addition, w~~We added 18.1 MMBOE of PUDs from extensions and discoveries during the year primarily due to successful drilling in the Williston Basin.

●	Revisions. In 2020, revisions to previous estimates decreased proved undeveloped reserves by a net amount of 77.7 MMBOE. Included in these revisions were 41.3 MMBOE of reductions due to changes in our development plan. Of this 41.3 MMBOE, 34.8 MMBOE represents proved undeveloped reserves no longer expected to be developed within five years from their initial recognition and 6.5 MMBOE represents other development timing changes. As a result of the significant declines in commodity pricing we experienced in 2020 as well as our chapter 11 reorganization, we have moved toward a more disciplined capital development program focused on the highest-return projects and the generation of free cash flow, which resulted in a change to our development plans related to PUD reserves in certain areas. These revisions do not represent the elimination of recoverable hydrocarbons physically in place, as they may be developed in the future. In addition, there were (i) 18.9 MMBOE of downward adjustments resulting from lower crude oil, NGL and natural gas prices incorporated into our reserves estimates at December 31, 2020 as compared to December 31, 2019, (ii) 9.1 MMBOE of downward adjustments attributable to well performance across our assets in North Dakota, Montana and Colorado and (iii) 8.4 MMBOE of various other revisions.

We have made an investment decision and adopted a development plan to drill all of our individual PUD locations within five years of the date such PUDs were added.  In

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

August 17, 2021

that regard, under our current 2021 development plan, we expect to convert approximately 20.6 MMBOE of PUDs to proved developed reserves during the year.

2.	The reserves report, filed as Exhibit 99.1, indicates your estimates of proved undeveloped reserves include certain locations that would generate positive future net revenue but have negative present worth when discounted at 10 percent based on year-end constant prices and costs. Please tell us the net quantities of proved reserves attributed to such locations and clarify for us if the referenced locations are a part of development plan and schedule adopted by management, including approval by the Board if such approval is required, with respect to such reserves. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.04 in our Compliance and Disclosure Interpretations regarding Oil and Gas Rules.

3.	If there are material quantities of net proved undeveloped reserves relating to such locations, expand the disclosure here or in an appropriate section elsewhere to describe the marginal nature of these wells and the economic risk that they pose. Refer to FASB ASC 932-235-50-10.

Response to comments 2 and 3: We acknowledge the Staff’s comments with regard to proved undeveloped reserves including certain locations that generate positive future net revenue but have negative present worth when discounted at 10 percent based on year-end constant prices and costs.  Of our total 52.2 MMBOE of proved undeveloped reserves as of December 31, 2020, 32.3 MMBOE (12% of our proved reserves) generate positive future net revenues but have a negative discounted present net worth when using 2020 year-end SEC prices and costs.  The referenced reserves are part of a development plan adopted by management, whereby management has made an investment decision to develop those reserves based on expected returns using current cost estimates and forward strip pricing as of December 31, 2020.  All referenced locations are scheduled to be drilled and completed within five years of their initial recording date as proved undeveloped reserves.  Below is an updated disclosure to our 2020 Form 10-K which we endeavor to prospectively include in Item 2 of future filings, as applicable (added disclosure is denoted by underline).

Our proved undeveloped reserves include 32.3 MMBOE of reserves attributable to locations that generate positive future net revenue but have negative present worth when discounted at 10% using SEC pricing and cost parameters.  These wells meet our rate of return metrics using our current cost and December 31, 2020 futures price estimates, however, these locations could become uneconomic in the future if commodity prices decline substantially or costs increase significantly.

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

August 17, 2021

Acreage, page 43

4.	We note your disclosure that the portion of your net undeveloped acres subject to expiration over the next three years is approximately 29% in 2021, 33% in 2022 and 3% in 2023. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, expand the disclosure here or in an appropriate section elsewhere to describe in reasonable detail the steps and related costs that would be necessary to extend the time to the expiration of such leases. Refer to Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-50-10.

Response: We acknowledge the Staff’s comment and respectfully submit that, as of December 31, 2020, we had not assigned any proved undeveloped reserves to locations scheduled to be drilled after lease expiration.  As a result, we believe that no expanded disclosure addressing this matter is required.  In future instances where we have material quantities of net proved undeveloped reserves with drilling locations scheduled to be drilled after lease expiration, we would expand the disclosure to explain the steps and related costs necessary to extend the expiration of those leases.

Supplemental Disclosures About Oil and Gas Producing Activities (Unaudited)

Oil and Gas Reserve Quantities, page 113

5.	You disclose that there were 120.7 MMBoe of negative revisions in the previous estimates of your proved reserves for the period ending December 31, 2020, primarily attributable to reservoir and engineering analysis and well performance. Please explain to us in reasonable detail the reason(s) for the revisions in such estimates and tell us how you concluded that the estimates disclosed as of December 31, 2019 complied with the requirements for reasonable certainty and disclosure as proved reserves. Refer to the definitions of reasonable certainty and proved oil and gas reserves in Rule 4-10(a)(24) and (a)(22) of Regulation S-X, respectively, in formulating your response.

Response: We acknowledge the Staff’s comment regarding negative revisions to our proved reserves for the period ending December 31, 2020.  As of December 31, 2019, our proved reserves estimates complied with the requirements for reasonable certainty and disclosure as proved oil and gas reserves based on the geoscience and engineering data available as of that date.  The revisions noted in our 2020 Form 10-K are primarily attributable to updated information received during the year ended December 31, 2020.  In future filings, the Company will revise its narrative explanation of changes in proved reserves as follows (added disclosure is denoted by underline; deleted disclosure is denoted by strikethrough):

In 2020, revisions to previous estimates decreased proved developed and undeveloped reserves by a net amount of 206.0 MMBOE.  Included in these revisions were 41.3 MMBOE of proved undeveloped reserve reductions due to changes in our development plan.  Of this 41.3 MMBOE, 34.8 MMBOE ~~of~~ represents proved undeveloped reserves no longer expected to be developed within five years from their initial recognition and 6.5 MMBOE represents other development timing changes.  ~~In recent years~~ As a result of the significant declines in commodity pricing we experienced in 2020 as well as our

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

August 17, 2021

chapter 11 reorganization, we have moved toward a more disciplined capital development program focused on the highest-return projects and the generation of free cash flow~~.  As a result, price declines such as those we experienced during 2020~~, which resulted in a change in the timing of our development plans related to PUD reserves in certain areas.  These revisions do not represent the elimination of recoverable hydrocarbons physically in place, as they may be developed in the future.  In addition, there were ~~120.7~~ 114.3 MMBOE of downward adjustments primarily attributable to reservoir and engineering analysis and well performance across our North Dakota, Montana and Colorado assets including: (i) 64.7 MMBOE of performance adjustments related to changes in gas-oil ratio estimates and oil estimates based on 2020 well performance data and subsequent reservoir and engineering analysis, (ii) 43.7 MMBOE of changes to lease operating cost estimates related to a change in our process for modeling certain operating costs and higher operating costs experienced in 2020, and (iii) 5.9 MMBOE of other various revisions. ~~and~~   Finally, there were 50.5 MMBOE of negative adjustments resulting from lower crude oil, NGL and natural gas prices incorporated into our reserve estimates at December 31, 2020 as compared to December 31, 2019.

Standardized Measure of Discounted Future Net Cash Flows, page 115

6.	Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for your proved properties. Refer to FASB ASC 932-235-50-36.

7.	If the abandonment costs, including such costs related to your proved undeveloped locations, have not been included, tell us the undiscounted dollar amounts and the dollar amounts discounted at ten percent for each of the periods presented, e.g. as of December 31, 2020, 2019 and 2018, respectively, and explain to us your rationale for excluding these costs from your calculation of the standardized measure. Refer to the definition of “Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves” under Amendments to the XBRL Taxonomy, Accounting Standards Update 2010-03, Extractive Activities-Oil and Gas (Topic 932), Oil and Gas Reserve Estimation and Disclosures, January 2010.

Response to comments 6 and 7: We acknowledge the Staff’s comments.  The undiscounted and discounted dollar amounts of estimated abandonment costs related to our proved developed reserves (including the related equipment, facilities and gathering lines) and proved undeveloped reserves for the years ended December 31, 2020, 2019 and 2018 were as follows (in thousands):

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

August 17, 2021

	12/31/2020	12/31/2019	12/31/2018
PV0
Proved developed	$292,092	$287,293	$276,942
Proved undeveloped	11,293	30,357	38,023
Total undiscounted abandonment costs	$303,385	$317,650	$314,965

PV10
Proved developed	$124,439	$50,622	$66,435
Proved undeveloped	426	2,650	1,001
Total discounted abandonment costs	$124,865	$53,272	$67,436

Total discounted abandonment as a percentage of discounted future cash flows	10.4%	1.4%	1.2%

Abandonment costs associated with our proved properties were not included in the standardized measure as they have historically been determined to be immaterial, however, the discounted value of our abandonment costs associated with our proved developed properties is recorded within our financial statements and disclosed in the  footnotes to those financial statements for all periods.  Due to depressed SEC pricing at yearend 2020 resulting in a significantly lower standardized measure, such abandonment costs temporarily became more significant to such measure.  As of June 30, 2021, however, the discounted amount of our abandonment costs associated with proved properties returned to an insignificant 3.8% of the discounted future cash flows used to calculate the standardized measure.  We will expand our discussion in future filings to clarify that abandonment costs have been excluded from the calculation of the standardized measure.

Please direct any questions that you have with respect to the foregoing or if any supplemental information is required by the Staff, please contact the undersigned at 303-357-1437, or in my absence our Vice President, Legal, General Counsel and Secretary, Scott Regan, at (303) 802-8336.

Sincerely,

WHITING PETROLEUM CORPORATION

/s/ James P. Henderson
James P. Henderson
Executive Vice President Finance and Chief Financial Officer

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

August 17, 2021

Cc: John Hodgin, U.S. Securities and Exchange Commission

Lynn A. Peterson, Whiting Petroleum Corporation

Charles J. Rimer, Whiting Petroleum Corporation

M. Scott Regan, Whiting Petroleum Corporation

Sirikka R. Lohoefener, Whiting Petroleum Corporation

John A. Elofson, Davis Graham & Stubbs LLP

Richard B. Talley, Jr., Netherland, Sewell & Associates, Inc.

John K. Wilson, Foley & Lardner LLP

W. Todd Brooker, Cawley, Gillespie & Associates, Inc.